                                                                  EXECUTION COPY


================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2002



                                  SAPPI LIMITED
                 (Translation of registrant's name into English)

                               48 AMESHOFF STREET
                                  BRAAMFONTEIN
                                JOHANNESBURG 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F   X              Form 40-F
                              -----                       -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes                        No    N
                         -----                     -----


================================================================================

                           FORWARD LOOKING STATEMENTS

         In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited, together with its subsidiaries (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "predict", "positioned", "will", "may", "risk", the negative thereof and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company and may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to: the Company's dependence on certain major suppliers and clients; dependence on pay-TV operators, some of which may be competitors of the Company, for the distribution and marketing of the Company's thematic channels; changes in government regulation and tax policy; adverse changes in economic conditions; adverse changes in the markets for the Company's products, including as a result of increased competition and aggressive pricing; reliance on technology; dependence on satellites; the inability of the Company to adapt to the rapid change in the entertainment and communication industry as a result of evolving distribution and broadcasting technologies; reliance on key personnel; the consequence of the Company failing to successfully manage the conversion to the euro; and other risk, uncertainties and factors inherent in the Company's business. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SAPPI LIMITED



                                       By: /s/ Don Wilson
                                          ----------------------
                                           Name:  Don Wilson
                                           Title: Executive Director - Finance


Date:  June 2, 2002

                                  EXHIBIT INDEX


EXHIBITS      DESCRIPTION                                           SEQUENTIAL PAGE NO.
--------      -----------                                           -------------------
99            Management's Discussion and Analysis of Financial              5
              Condition and Results of Operations

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

         Sappi Limited, as SPH's parent, will fully and unconditionally guarantee the Notes. Accordingly, the following discussion and analysis is for the Sappi Group as a whole. The following should be read in conjunction with the Sappi Limited financial statements and related notes, and the other financial information included elsewhere in this Offering Memorandum. Company and Business Overview We are a global company that through acquisitions in the 1990s has been transformed into the global market leader in coated woodfree paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. Opportunities to grow within our core businesses will continue to be evaluated.

         We have integrated our woodfree paper acquisitions into a single woodfree paper business, which operates under the name Sappi Fine Paper. We are organised into two operating business units: Sappi Fine Paper and Sappi Forest Products.

         Over 80% of our sales during the six months ended March 2002 and fiscal 2001 was generated by Sappi Fine Paper. SPH, the issuer of the Notes, owns the woodfree paper businesses in Europe and North America, which represents approximately 78% and 75% of the activities of the Sappi Group, in terms of sales and assets, respectively. Europe represented 47%, North America and Latin America represented 31%, southern Africa represented 13% and the Far East and others represented 9% of Group sales by destination in the six months ended March 2002. Our sales by source for the six months ended March 2002 were as follows: North America represented 29%, Europe represented 49% and southern Africa represented 22%. Over 85% of our sales for the six months ended March 2002 and fiscal 2001 were made in U.S. dollars, euro and other non-Rand denominated currencies. See note 33 to our audited financial statements included elsewhere in this Offering Memorandum for information regarding sales by region for prior periods. These sales provided us with a meaningful hedge against the depreciation of the Rand. See "--INFLATION AND FOREIGN EXCHANGE" and note 32 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         Sappi Fine Paper has a total paper production capacity of 4.2 million metric tonnes per annum, after giving effect to the recently completed Potlatch acquisition. We are the global leader in the coated woodfree paper business with a capacity of 3.5 million metric tonnes of coated woodfree paper per annum and with a market share of approximately 30% in the United States (after giving effect to the recently completed Potlatch Acquisition), approximately 20% in Europe and greater than 60% in southern Africa. In addition, we are the world's largest producer of dissolving pulp, with a market share of approximately 15%. After giving effect to the recently completed Potlatch acquisition, the Sappi Group is virtually fully integrated on a net basis in terms of pulp usage. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America is fully integrated (after giving effect to the recently completed Potlatch Acquisition) and the European operations are approximately 44% self-sufficient for pulp in Continental Europe, but entirely dependent on market pulp in the United Kingdom. We supply approximately 66% of the wood requirements for our South African Fine Paper and commodities businesses from sources we own or lease. Both our North American and European operations are dependent on outside suppliers of wood for their production requirements.

         In recent years, we have sought to internationalise our shareholder base and increase our exposure in the world's major financial markets. On November 5, 1998, our American Depository Receipts commenced trading on the New York Stock Exchange. We believe that, as of April 26, 2002, based on registered addresses and disclosure by nominee companies, 51% of our shares were held beneficially in the U.S., 37% of our shares were held beneficially in South Africa and 12% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi. Markets The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result, the prices for our products have been cyclical. The pulp and paper industry has often been characterised by periods of imbalances between supply and demand, causing prices to be volatile.

         The market price per metric tonne of northern bleached softwood kraft ("NBSK") pulp, a pulp principally used for the manufacture of woodfree paper, is a benchmark widely used in the industry for comparative purposes. Over the past decade, the price of NBSK has ranged from $395 per metric tonne in November 1993 to $925 per metric tonne in September 1995.

         The last complete major pulp cycle started at the end of March 1999. In January to March 1999, NBSK prices were $460 per metric tonne, which was the lowest price since early 1994 and an all-time low in real terms. Spurred by strong paper demand and consequently good pulp demand, NBSK prices increased steadily from this point and peaked at $710 in July 2000. This price level persisted until January 2001, when a sharp decrease in pulp demand and a high level of producer inventories triggered pulp price reductions. By September 2001, NBSK had decreased to $450 per metric tonne. Over the past 18 months, paper demand has been strongly depressed as a consequence of reduced economic activity and a large reduction of consumer inventories of paper. This has resulted in weak demand for market pulp and pulp producers have taken a considerable amount of downtime to bring pulp inventories down to levels traditionally considered to be balanced. Small increases in pulp prices have been achieved in this period, but have not been sustained due to continued depressed demand. As of May 2002, pulp prices are increasing and a $30 increase has been announced. The key to the sustainability of the current upward movement in pulp prices will be a recovery in paper demand.

         The majority of Sappi's market pulp sales consist of dissolving pulp. Dissolving pulp generally trades at a premium to NBSK due to the more technically demanding nature of the product. Dissolving pulp prices do, however, tend to follow the direction of changes in NBSK prices, albeit with a time lag and less volatility. During fiscal 1998 and the first two quarters of fiscal 1999, Sappi Forest Products dissolving pulp and unbleached kraft pulp sales to Southeast Asian markets were severely adversely affected by the Asian economic crisis. During fiscal 2000, Asian markets recovered and order intake from this region has increased in both volume and value terms. Approximately 34% and 20%, respectively, of the production of Usutu Pulp and Sappi Saiccor was exported to Southeast Asia during fiscal 2001.

         Falling pulp prices coupled with reduced demand put strong pressure on paper prices, but it is important to note that paper price cycles have generally been less volatile than pulp price cycles. This is particularly true of coated paper where coating and fillers make up a significant portion of the sheet of paper by weight. In line with pulp prices, coated woodfree paper prices in Europe and the U.S. were at a cyclical low at the end of the first calendar quarter in 1999. While pulp prices increased by more than 50% to their September 2000 peak, European paper prices increased only approximately 20% and U.S. prices only approximately 15%. In the first fiscal quarter of 2001, coated woodfree paper shipments in both Europe and the U.S. dropped sharply due to a slowdown in economic activity which affected advertising expenditures and ultimately paper demand. This decrease in actual consumption was exacerbated by merchants and printers depleting inventories, which further depressed the apparent demand seen by paper mills. Apparent consumption for coated woodfree paper in fiscal 2001, as measured by shipments from producers net of imports and exports, was 14% below the previous year in the U.S. and 8% in Europe.

         The industry responded with a large amount of production curtailment to balance supply with demand. During the same period in fiscal 2001 that pulp prices decreased by 37%, European coated woodfree prices had decreased by approximately only 5% on average. The first half of fiscal 2002 saw marginal further erosion of European coated woodfree prices, primarily relating to indent business and more pronounced in southern Europe. As of May 2002, price increases of 3-5% have been announced.

         North American prices for coated woodfree paper were down approximately 13% in the fourth fiscal quarter of 2001 from their peak in the fourth fiscal quarter of 2000. Industry downtime has been less successful in balancing supply and demand in North America due to the influence of imported paper on that market. The strength of the U.S. dollar, combined with weak domestic demand for coated woodfree paper in Europe and Asia has led to an increase of imports into the U.S. From the end of fiscal 2001 to the end of April 2002, coated woodfree web prices in North America fell by up to 9%. As of May 2002, the pricing outlook in the U.S. is more positive due to a weakening of the U.S. dollar, increasing paper demand in Europe and Asia, and upward price movements in both of these regions.

         As of April 2002, the available evidence indicates that merchant and printer inventories are still low. In this respect, the industry is structurally healthy and capacity additions have not been out of balance with historical long-term demand growth. Sustained improvements in pricing and demand will probably require an upturn in economic activity and advertising spending; however, even without this, an end to inventory depletion by merchants and printers should provide some improvement in volumes. The U.S. economy continues to show signs of recovery and economic indicators show that GDP grew by 5.7% annualised in the quarter ended March 2002. Germany's IFO index, which is a forward-looking indicator for European industrial production, has increased for the sixth consecutive month in March 2002. Predictions are, according to RISI (Resource Information Systems, Inc.), that real GDP growth in Europe will return to its trend growth rate of 1.3% by the end of calendar 2002.

         The timing and magnitude of price increases and decreases in the pulp and paper market generally vary by region and type of pulp and paper. See "BUSINESS--THE PULP AND PAPER INDUSTRY". Recent Developments

 POTLATCH ACQUISITION. On May 13, 2002, we acquired Potlatch Corporation's coated woodfree paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of both the Cloquet mill and Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of approximately $480 million, subject to post-closing adjustments. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed. The Brainerd mill previously had a production capacity of 140,000 metric tonnes of coated woodfree paper and serviced a customer base that in the future we intend to service from the Cloquet mill and other Sappi mills. Our purchase price for the transaction is significantly less than the book value of the assets acquired and less than Potlatch's investment in the Cloquet pulp mill ($525 million), which was commissioned in 2000. Management expects to achieve important synergies from this acquisition. The coated woodfree paper business of Potlatch sold 330,000 metric tonnes of coated paper in 2001. The Cloquet pulp and paper mill has a capacity of 244,000 metric tonnes of coated paper production capacity and a state-of-the-art pulp mill with a production capacity of 410,000 metric tonnes. We employed approximately 200 fewer people when we acquired the Cloquet mill than were previously employed there. We will reimburse Potlatch for certain costs in respect of severance payments. We have agreed to assume Potlatch's rights under several long-term cross border finance leases involving a substantial portion of the assets we are acquiring. See "RISK FACTORS--RISKS RELATED TO OUR BUSINESS--THERE ARE RISKS RELATED TO THE RECENTLY COMPLETED POTLATCH ACQUISITION", "--LIQUIDITY AND CAPITAL RESOURCES--MILL CLOSURES, ACQUISITIONS AND DISPOSITIONS" and "--SOUTH AFRICAN EXCHANGE CONTROLS". South African Economic and Political Environment Sappi Limited's status as a South African company and ownership of significant operations in southern Africa result in us being subject to various economic, fiscal, monetary, regulatory, operational and political policies and factors that affect South African companies and their subsidiaries generally. The impact of certain of these policies and factors, for example regulatory and operational factors, is limited by the geographic diversity of our sales by source, and the geographic diversity of our net operating assets of which Europe represented 42%, North America represented 33% and southern Africa represented 25% at the end of March 2002.

         South Africa currently has long-term foreign currency investment ratings of Baa2 from Moody's Investor Services, Inc. and BBB- from Standard & Poor's Rating Service. South Africa faces challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features a highly developed, sophisticated "first world" sector and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity. Furthermore, in recent years, South Africa has experienced high levels of crime, unemployment and HIV/AIDS. These problems have impeded fixed inward investment into South Africa, prompted emigration of skilled workers and may have an impact on productivity.

         Recently, South African inflation and unemployment have been high in comparison to developed countries and foreign reserves have been relatively low. It is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's problems. It is also difficult to predict the future effect on South African businesses of these problems or of the government's efforts to solve them. South African companies are subject to exchange control limitations, which could hinder our normal corporate functioning, particularly given our significant expansion outside of South Africa in recent years. While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. It is difficult to predict whether or how the South African government will abolish the exchange control regulations in the future. These restrictions have affected the manner in which we have financed our acquisitions outside South

Africa and the geographic distribution of our debt. See "--LIQUIDITY AND CAPITAL RESOURCES--FINANCING".

         Trade unions represent approximately 55% of our employees in southern Africa.

         Certain of our southern African operations have experienced work stoppages in recent years, including, in some cases, to advance social and political reform. Significant labour disruptions could have an adverse effect on our southern African businesses.

         For a more detailed description of significant labour relations legislation adopted by the South African government since 1995, see "BUSINESS--EMPLOYEES--SOUTHERN AFRICA". We cannot assure you that the cost of compliance with or the other effects of those laws will not be adverse to our South African business. Foreign Exchange, Inflation and Interest Rates The Sappi Group reports in U.S. dollars, whilst Sappi Limited, the holding company, reports in Rand. Our financial statements are prepared in conformity with S.A. GAAP. Since 1990, our expansion has been focused outside of southern Africa and during the six months ended March 2002 and fiscal 2001, over 80% of sales was generated from sales to customers outside of southern Africa.

         We made sales in a range of foreign currencies in the six months and fiscal years shown as follows:

                                 SIX MONTHS             YEAR ENDED SEPTEMBER
                                   ENDED                --------------------
(PERCENTAGE OF SALES)            MARCH 2002        2001          2000         1999
U.S. dollar................          42.9          48.6          49.5         47.0
Euro.......................          41.1          30.2          21.7         21.8
Rand.......................          12.0          11.9          12.9         13.7
Other......................           4.0           9.3          15.9         17.5

Total......................         100.0         100.0         100.0        100.0


         The principal currencies in which our subsidiaries conduct business are the U.S. dollar, euro and Rand. Although our financial accounting and reporting currency is the U.S. dollar, a significant portion of our sales is made in currencies other than the dollar. In Europe and North America, sales and expenses are generally denominated in euro and U.S. dollars, respectively; however, pulp purchases in Europe are primarily also denominated in U.S. dollars.

         In southern Africa expenses incurred are generally denominated in Rand, as are local sales. Exports to other regions, which represent approximately 47% of sales for the six months ended March 2002 and fiscal 2001, are denominated primarily in U.S. dollars.

         The depreciation of the Rand and the euro against the U.S. dollar tends to enhance the Rand and euro value of exports from South Africa and Europe. Since expenses are generally denominated in home currencies, the appreciation of the U.S. dollar has a positive effect on gross margins on exports and domestic sales, which are priced relative to international U.S. dollar prices. Therefore, our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the U.S. dollar and the respective local currencies to which our subsidiaries are exposed.

         Since the adoption of the euro by the European Union on January 1, 1999, when the euro was trading at approximately $1.18 per euro, the euro depreciated against the U.S. dollar to approximately $0.88 per euro at the end of fiscal 2000. During fiscal 2001, it reached a low of approximately $0.83 per euro on October 25, 2000, and recovered to approximately $0.96 per euro on January 5, 2001. At the end of fiscal 2001, it was approximately $0.92 and depreciated to $0.86 on January 31, 2002. On May 17, 2002, the euro was trading at approximately $0.92. During fiscal 1999, the Rand traded at levels around R6.00 per U.S. dollar, and was approximately R5.98 per U.S. dollar at the end of fiscal 1999. At the end of fiscal 2001, the Rand weakened to approximately R8.94 per U.S. dollar. The Rand reached a new low of approximately R13.90 per U.S. dollar on December 21, 2001. The Rand has recovered since that low and on May 17, 2002 was trading at approximately R10.03 per U.S. dollar. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the U.S. dollar, euro and Rand.

         For a description of our foreign exchange policy, see note 32 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         The following table sets forth South African inflation and the average U.S. dollar exchange rates we used in preparing the statements of income included in our audited consolidated financial statements for the six months and fiscal years shown:

                                   SIX MONTHS            YEAR ENDED SEPTEMBER
                                     ENDED               --------------------
                                   MARCH 2002       2001          2000         1999
Inflation.......................         6.1%         4.4%          5.4%         5.2%
Exchange Rate
Rand............................     10.5887       7.9574        6.5472       6.0122
Euro............................      0.8844       0.8855        0.9720       1.1027

(1) Consumer Price Index (CPI). The CPI for fiscal 2001 is for the period from October 1, 2000 to September 30, 2001, whereas the CPI for fiscal 2000 and 1999 is for the calendar year.

(2) Source: audited consolidated financial statements of Sappi Limited.

(3) At May 17, 2002, based upon the Rand Noon Buying Rate and the euro Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, the exchange rates were as follows: Rand 10.0600 per $1.00 and euro 0.9206 per $1.00.
      Source: Federal Reserve Statistical Release.

(4) U.S.$1 = Rand, euro 1 = U.S. dollar.

         During September 1998, South African prime overdraft interest rates reached a peak level of 25.5%, primarily as a result of the weakening of the Rand, which weakened as a result of the emerging market crisis and concomitant capital outflows from South Africa. Although the Rand has declined further against the U.S. dollar in fiscal 2000 and 2001, South African prime overdraft interest rates declined to 14.5% in January 2000, and declined to a level of 13.0% in September 2001, the lowest levels in many years. The significant weakening of the Rand against the U.S. dollar in the quarter ended December 2001, as described above, had the result of upward pressure on South African inflation (as measured by inflation less mortgage interest rates), which increased from 6.5% in December 2001, to 8.8% in April 2002. Accordingly, prime overdraft interest rates increased by 2% to 15% in the three months ended March 2002. The South African Reserve Bank has not ruled out further increases in its repurchase rate of 11.5% as at April 30, 2002, in order to bring inflation back within the target range of 3-6% for calendar 2003. Although South African interest rates impact the cost of our South African borrowings, the majority of our debt has been incurred by subsidiaries outside southern Africa. We borrow in the currencies of the countries in which we invest, thus securing a natural currency hedge. As a result, finance costs are related to the location of our activities and not our domicile. In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. During fiscal 1999, the three-month Libor interest rate for the U.S. dollar remained relatively stable at a level between 5.0 and 5.5%. It reached 6.2% in early October 1999, and increased further, exceeding 6.8%, in May 2000. It remained unchanged through to the end of fiscal 2000. Fiscal 2001 saw a period of significant rate reductions to 2.6% at the end of fiscal 2001. It was 1.92% as at April 30, 2002.

         Three-months Euribor interest rates in Europe started fiscal 1999 at 4.1%, and decreased to 2.7% at the start of fiscal 2000. It increased sharply to 4.9% at the end of fiscal 2000. During fiscal 2001, it decreased and was 3.7% at the end of fiscal 2001 and 3.5% at April 30, 2002. For a description of our interest and exchange rate risks, see note 32 to our audited consolidated financial statements included elsewhere in this Offering Memorandum. Share Buy Back At a general meeting of shareholders held on December 15, 2000, a special resolution granting general authority for Sappi subsidiaries to purchase Sappi shares subject to the provisions of the South African Companies Act 61 of 1973, as amended, and the Listings Requirements of the JSE was approved. At the annual general meeting of shareholders held on March 1, 2001, a special resolution granting authority to Sappi or Sappi subsidiaries to permit the buy back of up to 20% of the issued shares of Sappi Limited in any one fiscal year, was approved. This authority was valid until the next annual general meeting.

         Following the approval on December 15, 2000, approximately 12 million shares (or approximately 5% of our issued shares) had been repurchased by subsidiaries at a total cost of $94 million at an average price of $7.62 (R59.44) per share at the end of fiscal 2001. In the six months ended March 2002, a further 118,411 shares had been repurchased at a total cost of $1.3 million at an average price of $10.96 (R116.81) per share. At the annual general meeting of shareholders held on February 25, 2002, a special resolution granting authority to Sappi or Sappi subsidiaries to permit the buy back of up to 10% of the issued shares of Sappi Limited in any one fiscal year, was approved. Pursuant to this approval, we or one of our subsidiaries may buy back shares from time to time. This authority will be valid until the next annual general meeting. Under the South African Companies Act, subsidiaries may not hold more than 10% of the issued share capital of the parent company. As at May 17, 2002, the Sappi share price was $14.28 (R147.25).

Financial Condition and Results of Operations Our operations are organised into two business units:

         SAPPI FINE PAPER, WHICH CONSISTS OF SAPPI FINE PAPER NORTH AMERICA, SAPPI FINE PAPER EUROPE AND SAPPI FINE PAPER SOUTH AFRICA; AND

         SAPPI FOREST PRODUCTS, WHICH CONSISTS OF SAPPI SAICCOR, SAPPI KRAFT AND SAPPI FORESTS.

         Sappi Trading acts as selling agent for these two business units outside their respective home regions.

         The following table sets forth sales and operating income for Sappi, Sappi Fine Paper by business unit, and Sappi Forest Products, in U.S. dollars, and as a percentage of sales for the six months and fiscal years shown. Operating income percentages are expressed as a percentage of sales of the applicable business unit.


                                            SIX MONTHS ENDED MARCH                       YEAR ENDED SEPTEMBER
                                            ----------------------                       --------------------
                                                                                             1999 (AUDITED)
                                                                                             --------------
                                                2001 (UNAUDITED)            2001 (AUDITED)   2000 (AUDITED)
                                                ----------------            --------------   --------------
                                        2002 (UNAUDITED)
                                        ----------------
                                                  % OF             % OF              % OF             % OF              % OF
(U.S.$ IN MILLION)                       AMOUNT   SALES   AMOUNT   SALES    AMOUNT   SALES   AMOUNT   SALES    AMOUNT   SALES
SALES:
SAPPI FINE PAPER
Sappi Fine Paper North America......        490    28.8      779    35.0     1,442    34.5    1,607    34.1     1,494    33.8
Sappi Fine Paper Europe.............        843    49.4      936    42.2     1,781    42.6    1,994    42.3     1,931    43.7
Sappi Fine Paper South Africa.......         98     5.8      112     5.1       229     5.5      227     4.8       250     5.7

Total...............................      1,431    84.0    1,827    82.3     3,452    82.5    3,828    81.1     3,675    83.1
SAPPI FOREST PRODUCTS...............        272    16.0      392    17.7       732    17.5      890    18.9       747    16.9

CONSOLIDATED SALES..................      1,703   100.0    2,219   100.0     4,184   100.0    4,718   100.0     4,422   100.0
OPERATING INCOME\(LOSS):
SAPPI FINE PAPER
Sappi Fine Paper North America......        (20)   (4.1)      31     4.0        40     2.8      179    11.1       143     9.6
Sappi Fine Paper Europe.............        104    12.3       94    10.0       177     9.9      252    12.6       124     6.4
Sappi Fine Paper South Africa.......         14    14.3       15    13.4        31    13.5       20     8.8        39    15.6

Total...............................         98     6.8      140     7.7       248     7.2      451    11.8       306     8.3
SAPPI FOREST PRODUCTS...............         64    23.5      122    31.1       194    26.5      224    25.2        87    11.6
CORPORATE...........................          8      --        2      --         4      --      (3)      --         2      --

CONSOLIDATED OPERATING INCOME.......        170    10.0      264    11.9       446    10.7      672    14.2       395     8.9

Six Months Ended March 2002 Compared to Six Months Ended March 2001 Sales Sales represents the net sales value of all products sold to outside parties (including the cost of delivery where relevant) after the deduction of rebates.

         Although the results for the six months ended March 2002 were unfavourable as compared to the corresponding period in the preceding year, our quarter ended March 2002 for our European and southern African businesses was better than our quarter ended December 2001. Our North American business, however, continued to be affected by low demand and weak prices in the quarter ended March 2002. Industry shipments of coated woodfree paper improved by 2% in Europe for the six months ended March 2002, but declined by 9% in the United States for the same period. Shipments in the United States were, however, slightly higher in the quarter ended March 2002 as compared to the quarter ended December 2001. In the six months ended March 2002, the volume of products sold decreased by 8.9% to 2,863,000 metric tonnes from 3,142,000 metric tonnes in the corresponding period in the preceding year, with a decline in our Fine Paper and Forest Products divisions of 230,000 and 49,000 metric tonnes, respectively. We curtailed production by 400,000 metric tonnes of pulp and paper worldwide to match our order book and consumption demand. In view of improved market conditions in the quarter ended March 2002, we curtailed production by 150,000 metric tonnes as compared to 250,000 metric tonnes in the quarter ended December 2001. In North America and Europe, paper production volumes were curtailed throughout the year to match our order book and consumption demand.

         Consolidated sales for the six months ended March 2002 decreased by 23.3% to $1,703 million, with a decline in our Fine Paper and Forest Products divisions of $396 and $120 million, respectively. The closure of the Mobile mill contributed $143 million to the decrease. The results of Sappi Fine Paper South Africa and Sappi Forest Products in local currency terms were, however, positively affected by the depreciation of the Rand against the U.S. dollar during the six months ended March 2002. Consolidated sales for the quarter ended March 2002 increased by 4.7% to $871 million from $832 million in the quarter ended December 2001.

 SAPPI FINE PAPER. The volume of fine paper products sold by Sappi Fine Paper decreased by 230,000 metric tonnes, or 12.0%, to 1,682,000 metric tonnes in the six months ended March 2002, with the closure of the Mobile mill contributing 134,000 metric tonnes to the decrease. At Sappi Fine Paper Europe, volume decreased by 43,000 metric tonnes, or 3.8%, to 1,077,000 metric tonnes in the six months ended March 2002, mainly due to depressed market conditions. At Sappi Fine Paper North America, volume decreased by 202,000 metric tonnes, or 30.9%, to 452,000 metric tonnes in the six months ended March 2002, mainly due to the closure of the Mobile mill and weak market conditions. At Sappi Fine Paper South Africa, volume increased by 10.9%, to 153,000 metric tonnes in the six months ended March 2002, mainly due to strong demand for Sappi Fine Paper South Africa's products locally and in the export markets. As a result of the weakness of the Rand against the U.S. dollar during the period, locally produced paper gained market share.

         Sales for Sappi Fine Paper decreased by 21.7% to $1,431 million in the six months ended March 2002. Average prices realised in the six months ended March 2002 decreased by 11.0%.

         Sales for Sappi Fine Paper Europe decreased by 9.9% to $843 million in the six months ended March 2002, mainly due to the decrease in volume sold and average prices realised. Sappi

Fine Paper Europe realised average prices of $783 per metric tonne in the six months ended March 2002, down 6.3% from $836 per metric tonne in the corresponding period in the preceding year. This decrease was attributable primarily to depressed market conditions.

         At Sappi Fine Paper North America, sales decreased by 37.1% to $490 million for the six months ended March 2002, mainly due to the closure of the Mobile mill and a decrease in volume sold and average prices realised. The average price realised for woodfree paper products decreased by 9.0% to $1,084 per metric tonne in the six months ended March 2002. This decrease is attributable primarily to the continued slowdown of the U.S. economy, as well as the pressure from euro denominated imports and increased levels of exports into the U.S. as a result of the strong U.S. dollar.

         At Sappi Fine Paper South Africa sales decreased by 12.5% to $98 million for the six months ended March 2002 as compared to $112 million in the corresponding period in the preceding year, mainly due to the decrease in average prices realised, partly offset by the increase in volume sold. The average price realised for woodfree paper products in South Africa decreased by 21.1% to $641 per metric tonne in the six months ended March 2002. This price decrease is attributable primarily to the 37.4% depreciation of the Rand against the U.S. dollar when comparing the six months ended March 2002 with the corresponding period in the preceding year. In Rand terms, the average price realised in the six months ended March 2002 increased by 8.4%.

 SAPPI FOREST PRODUCTS. The volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products decreased by 4.0% to 1,181,000 metric tonnes in the six months ended March 2002. This is primarily attributable to continued soft demand for dissolving pulp, however, sales volumes in the quarter ended March 2002 have improved on the quarter ended December 2001.

         Sales by Sappi Forest Products decreased by 30.6% to $272 million in the six months ended March 2002, mainly due to the decrease in average prices realised and volume sold, as well as the depreciation of the Rand against the U.S. dollar when comparing the six months ended March 2002 with the corresponding period in the preceding year. The average price realised for dissolving pulp decreased by 30.5% per metric tonne in the six months ended March 2002. For commodity paper products, the average price realised decreased by 18.7% to $361 per metric tonne in the six months ended March 2002. The average price for timber products decreased by 27.9% to $31 per metric tonne in the same period. The decreases in the average prices realised for the products sold by Sappi Forest Products is also attributable primarily to the 37.4% depreciation of the Rand against the U.S. dollar when comparing the six months ended March 2002 with the corresponding period in the preceding year. The average selling prices realised for the products sold by Sappi Forest Products remained relatively flat in Rand terms. Operating Expenses Operating expenses include cost of goods sold and selling, general and administrative expenses.

         Operating expenses decreased by 21.6%, or $422 million, to $1,533 million in the six months ended March 2002, compared to $1,955 million in the corresponding period in the preceding year. This decrease was attributable primarily to the lower volume of sales and the closure of the Mobile mill which contributed $168 million to the decrease. Operating expenses per metric tonne decreased by 14.0% to $535 per metric tonne in the six months ended March 2002, from $622 per metric tonne in the corresponding period in the preceding year. This decrease was the result of cost containment and the effect of the translation of the depreciation of the Rand against the U.S. dollar at our southern African operations. Operating expenses as a percentage of sales increased to 90.0% in the six months ended March 2002, as compared to 88.1% in the corresponding period in the preceding year, which is primarily attributable to lower selling prices realised and lower sales volumes.

         Selling, general and administrative expenses amounted to $154 million in the six months ended March 2002, a decrease of 15.4% compared to the corresponding period in the preceding year, resulting primarily from the 8.9% decrease in volume sold partly due to the closure of the Mobile mill. Selling, general and administrative expenses per metric tonne decreased by 7% to $54 per metric tonne in the six months ended March 2002, from $58 per metric tonne in the corresponding period in the preceding year. This decrease is also attributable to the effect of the translation of the depreciation of the Rand against the U.S. dollar at our southern African operations. Operating Income Consolidated operating income decreased by $94 million, or 35.6%, to $170 million in the six months ended March 2002. This decrease in consolidated operating income is primarily attributable to decreases in operating income at our North American Paper division and at Sappi Forest Products. In the quarter ended March 2002, however, operating income improved by 61.5% to $105 million from $65 million in the quarter ended December 2001 as a result of improved market conditions.

         Operating margin decreased to 10.0% in the six months ended March 2002 from 11.9% in the corresponding period in the preceding year. This decrease is primarily attributable to lower sales volumes, lower average prices realised in most of our operations and production curtailment. In the quarter ended March 2002, however, operating margin improved to 12.1% from 7.8% in the quarter ended December 2001. Operating income to average net assets was 11.5% in the six months ended March 2002 as compared to 14.7% in the corresponding period in the preceding year, and for the quarter ended March 2002 it was 15.1%, improving from 8.8% in the quarter ended December 2001.

 SAPPI FINE PAPER. Operating income for Sappi Fine Paper decreased by 30.0% to $98 million in the six months ended March 2002. This is mainly due to the decrease in operating income at Sappi Fine Paper North America. Operating margin decreased to 6.8% in the six months ended March 2002 from 7.7% in the corresponding period in the preceding year. In the quarter ended March 2002, however, operating margin improved to 8.4% from 5.2% in the quarter ended December 2001.

         Operating income for Sappi Fine Paper Europe increased by 10.6% to $104 million in the six months ended March 2002. Operating margin increased to 12.3% in the six months ended March 2002 from 10.0% in the corresponding period in the preceding year. This increase was achieved through improved productivity and cost reductions despite the difficult trading conditions resulting in lower sales volumes and production curtailment.

         At Sappi Fine Paper North America, operating loss was $20 million in the six months ended March 2002 as compared to operating income of $31 million in the corresponding period in the preceding year. This decrease was attributable primarily to reduced demand, low-priced imports and the continued slow down of the growth of the U.S. economy. This decrease was contained by the closure of the Mobile mill which contributed a loss of $24 million in the six months ended March 2001. Production was curtailed to manage inventories and to carry out a once in 30-month maintenance shut at the Somerset mill in the quarter ended December 2001.

         Operating income for Sappi Fine Paper South Africa decreased by 6.7% to $14 million in the six months ended March 2002 from $15 million in the corresponding period in the preceding year. This decrease is partly attributable to the effect of the depreciation of the Rand against the U.S. dollar. In Rand terms, operating income increased by 28.2% in the six months ended March 2002. Operating margin increased to 14.3% in the six months ended March 2002 from 13.4% in the corresponding period in the preceding year.

 SAPPI FOREST PRODUCTS. Operating income for Sappi Forest Products decreased by 47.5% to $64 million in the six months ended March 2002. This decrease is mainly due to the decrease in average prices realised and volume sold. Also contributing to this decrease is the once in 30-month maintenance shut at the Ngodwana mill in the quarter ended December 2001. Due to the effect of the depreciation of the Rand against the U.S. dollar, operating income in Rand terms decreased by only 27.9% in the six months ended March 2002. Operating margin decreased to 23.5% in the six months ended March 2002 from 31.1% in the corresponding period in the preceding year. Year Ended September 2001 Compared to Year Ended September 2000

SALES

         The year was characterised by difficult market conditions resulting in low demand for most of our products. In fiscal 2001, the volume of products sold decreased by 9.4% to 6,106,000 metric tonnes from 6,740,000 metric tonnes in fiscal 2000, with a decline in our Fine Paper and Forest Products divisions of
0.3 and 0.4 million metric tonnes, respectively. In the United States, the industry faced the largest ever decline in demand, and the strength of the U.S. dollar led to high levels of low-priced coated woodfree paper imports. Apparent consumption for coated woodfree paper as measured by shipments from producers net of imports and exports was down 14% from last year in the United States and down 8% in Europe. Real consumption was probably considerably better than apparent consumption, as most customers reduced inventories throughout the period. In North America and Europe, paper production volumes were curtailed throughout the year to match our order book and consumption demand.

         Consolidated sales in fiscal 2001 decreased by 11.3% to $4,184 million, with a decline in our Fine Paper and Forest Products divisions of $376 and $158 million, respectively. The results of Sappi Fine Paper Europe, Sappi Fine Paper South Africa and Sappi Forest Products in local currency terms were, however, positively affected by the depreciation of the Rand and the euro against the U.S. dollar during fiscal 2001.

 SAPPI FINE PAPER. The volume of woodfree paper products sold by Sappi Fine Paper decreased by 7.0% to 3,694,000 metric tonnes. At Sappi Fine Paper Europe, volume decreased by 9.0%, to 2,168,000 metric tonnes. At Sappi Fine Paper North America, volume decreased by 6.1% to 1,238,000 metric tonnes in fiscal 2001. At Sappi Fine Paper South Africa, volume increased by approximately 7.1%, to 288,000 metric tonnes in fiscal 2001, mainly due to a recovery of market position and an improved uncoated woodfree paper and tissue market in South Africa.

         Sales for Sappi Fine Paper decreased by 9.8% to $3,452 million in fiscal 2001. Average prices realised in fiscal 2001 decreased by 3.1% as compared to fiscal 2000.

         Sales for Sappi Fine Paper Europe decreased by 10.7% to $1,781 million, mainly due to the decrease in volume sold and average prices realised. Sappi Fine Paper Europe realised average prices of $821 per metric tonne in fiscal 2001, down 1.9% from $837 per metric tonne in fiscal 2000. This decrease was attributable primarily to the depreciation of the euro against the U.S. dollar. In euro terms, average prices realised in fiscal 2001 increased by 7.7%.

         Sales for Sappi Fine Paper North America decreased by 10.3% to $1,442 million, mainly due to the decrease in volume sold and average prices realised. The average price realised for woodfree paper products at Sappi Fine Paper North America decreased by 4.5% to $1,165 per metric tonne in fiscal 2001. This decrease is attributable primarily to the slowdown of the U.S. economy, as well as the pressure from euro denominated imports and increased levels of exports into the U.S. as a result of the strong U.S. dollar.

         Sales for Sappi Fine Paper South Africa were virtually flat at $229 million as compared to $227 million in fiscal 2000. The average price realised for woodfree paper products in South Africa decreased by 5.8% to $795 per metric tonne in fiscal 2001. This price decrease is attributable primarily to the depreciation of the Rand against the U.S. dollar during fiscal 2001. In Rand terms, the average price realised in fiscal 2001 increased by 14.5%.

 SAPPI FOREST PRODUCTS. The volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products decreased by
0.4 million metric tonnes or 12.9% to 2,412,000 metric tonnes. This is primarily attributable to the disposal of Novobord in 2000 and the mining timber division in 2001.

         Sales by Sappi Forest Products decreased by 17.8% to $732 million in fiscal 2001. The average price realised for dissolving pulp increased by 3.5% per metric tonne in fiscal 2001. For commodity paper products, the average price realised increased by 4.5% to $483 per metric tonne in fiscal 2001. The average price for timber products decreased by 50.0% to $45 per metric tonne mainly due to a change in the mix of products sold, following the disposal of Novobord in 2000 and the mining timber division in 2001. Operating Expenses Operating expenses decreased by 7.6% or $308 million to $3,738 million in fiscal 2001, compared to $4,046 million in fiscal 2000. This decrease was attributable primarily to the lower volume of sales. Operating expenses per metric tonne increased by only 2% to $612 per metric tonne in fiscal 2001, despite reduced sales volumes, from $600 per metric tonne in fiscal 2000. This relatively low increase was the result of cost containment and the effect of the translation of the depreciation of the euro and the Rand against the U.S. dollar at our European and southern African operations. Operating expenses as a percentage of sales increased to 89.3% in fiscal 2001, as compared to 85.8% in fiscal 2000, which is primarily attributable to lower selling prices realised and lower sales volumes.

         Selling, general and administrative expenses amounted to $363 million in fiscal 2001, a decrease of 8.3% compared to fiscal 2000, resulting primarily from the 9.4% decrease in volume sold. This decrease is also attributable to the effect of the translation of the depreciation of the euro and the Rand against the U.S. dollar at our European and southern African operations. Operating Income Consolidated operating income decreased by $226 million, or 33.6%, to $446 million in fiscal 2001. This decrease in consolidated operating income is primarily attributable to decreases in operating income at our North American and European Fine Paper divisions, as well as at Sappi Forest Products.

         Operating margin decreased to 10.7% in fiscal 2001 from 14.2% in fiscal 2000. This decrease is primarily attributable to lower sales volumes, lower average prices realised in most of our operations and production curtailment.

 SAPPI FINE PAPER. Operating income for Sappi Fine Paper decreased by 45.0% to $248 million in fiscal 2001. This is mainly due to the decrease in operating income at Sappi Fine Paper North America and Europe. Operating margin decreased to 7.2% in fiscal 2001 from 11.8% in fiscal 2000.

         Operating income for Sappi Fine Paper Europe decreased by 29.8% to $177 million in fiscal 2001. Operating margin decreased to 9.9% in fiscal 2001 from 12.6% in fiscal 2000. This decrease was contained despite the difficult trading conditions resulting in production curtailment, through improved productivity and cost reductions, as well as the decrease in input costs for pulp.

         At Sappi Fine Paper North America, operating income decreased by 77.7% to $40 million in fiscal 2001. This decrease was attributable primarily to reduced demand, low-priced imports and the continued slow down of the growth of the U.S. economy. Production was curtailed to manage inventories. Operating margin decreased to 2.8% in fiscal 2001 from 11.1% in fiscal 2000.

         Operating income for Sappi Fine Paper South Africa increased by 55.0% to $31 million in fiscal 2001. This increase is partly attributable to the effect of the depreciation of the Rand against the U.S. dollar. As a result, operating margin increased significantly to 13.5% in fiscal 2001 from 8.8% in fiscal 2000.

 SAPPI FOREST PRODUCTS. Operating income for Sappi Forest Products decreased by 13.4% to $194 million in fiscal 2001. This decrease is primarily attributable to the decrease in volumes sold and lower selling prices realised, offset by cost containment and internal efficiencies. Operating margin increased slightly to 26.5% in fiscal 2001 from 25.2% in fiscal 2000. Year Ended September 2000 Compared to Year Ended September 1999

SALES

         The volume of products sold in fiscal 2000 increased by 4.2% to 6,740,000 metric tonnes from 6,467,000 metric tonnes in fiscal 1999. This increase is primarily attributable to an increase in the volume sold by Sappi Forest Products. Paper production volumes were managed to meet consumption demand with commercial downtime being taken in North America and Europe late in the last quarter of the fiscal year.

         Consolidated sales in fiscal 2000 increased by 6.7% to $4,718 million. Our Forest Products and Fine Paper divisions increased their sales significantly by $143 million and $153 million, respectively, in fiscal 2000. The results of Sappi Forest Products and Sappi Fine Paper Europe in local currency terms were positively affected by the depreciation of the Rand and the euro against the U.S. dollar during fiscal 2000. At Sappi Fine Paper North America, the strength of the U.S.

dollar led to increased volumes of low-priced imports into the U.S., which, combined with the slow down in growth of the U.S. economy, led to excess producer inventories.

 SAPPI FINE PAPER. The volume of woodfree paper products sold by Sappi Fine Paper increased by 2.7% to 3,970,000 metric tonnes. At Sappi Fine Paper Europe, volume increased by 3.3%, to 2,383,000 metric tonnes. This is mainly due to strong European markets and increased levels of exports into the U.S. At Sappi Fine Paper North America, volume increased by 3.2% to 1,318,000 metric tonnes in fiscal 2000. At Sappi Fine Paper South Africa, volume decreased by approximately 3.9%, to 269,000 metric tonnes in fiscal 2000, mainly due to reduced inventory levels in the supply chain.

         Sales for Sappi Fine Paper increased by 4.2% to $3,828 million in fiscal 2000. Average prices realised in fiscal 2000 increased marginally by 1.4% as compared to fiscal 1999.

         Sales for Sappi Fine Paper Europe increased by 3.3% to $1,994 million, mainly due to the increase in volume sold. Sappi Fine Paper Europe realised average prices of $837 per metric tonne in fiscal 2000 and fiscal 1999. In euro terms, average prices realised in fiscal 2000 increased by 13.4%.

         Sales for Sappi Fine Paper North America increased by 7.6% to $1,607 million, mainly due to the increase in price realised. The average price realised for woodfree paper products increased by 4.2% to $1,219 per metric tonne in fiscal 2000.

         Sales for Sappi Fine Paper South Africa decreased by 9.2% to $227 million, the result of lower volumes and lower selling prices realised. The average price realised for fine paper products in South Africa decreased by 5.5% to $844 per metric tonne in fiscal 2000. This price decrease is attributable primarily to the depreciation of the Rand against the U.S. dollar during fiscal 2000 and the pressure from euro denominated imports. In Rand terms, the average price realised in fiscal 2000 increased by 2.9%.

 SAPPI FOREST PRODUCTS. The volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products increased by 6.4% to 2,770,000 metric tonnes. This is primarily attributable to increases in volumes of dissolving pulp and timber products sold.

         Sales by Sappi Forest Products increased by 19.1% to $890 million in fiscal 2000. The average price realised for dissolving pulp increased by 19.0% per metric tonne in fiscal 2000, largely as a result of improved market selling prices. For commodity paper products, the average price realised increased by 9.2% to $462 per metric tonne in fiscal 2000, as a result of stronger prices in the local and export markets. The average price for timber products decreased by 9.1% to $90 per metric tonne in fiscal 2000, primarily due to a change in the mix of product sold, with 110,000 metric tonnes more lower priced forest products being sold. Operating Expenses Operating expenses remained relatively flat at $4,046 million in fiscal 2000 compared to $4,027 million in fiscal 1999. Operating expenses decreased to $600 per metric tonne in fiscal 2000, down 3.7% from $623 per metric tonne in fiscal 1999, and was achieved despite the higher input cost of pulp. This decrease was the result of internal efficiencies and cost containment, as well as the effect of the translation of the depreciation of the euro and the Rand against the U.S.

dollar. As a result of this, operating expenses as a percentage of sales decreased to 85.8% in fiscal 2000, as compared to 91.0% in fiscal 1999.

         Internal efficiencies and containment of costs reduced cost of sales per metric tonne by 3.4% compared to fiscal 1999. Selling, general and administrative expenses amounted to $396 million in fiscal 2000, an increase of only 1%, despite the increase of 4.2% in volume sold. This low increase is primarily attributable to the effect of the translation of the depreciation of the euro and the Rand against the U.S. dollar. Operating Income Consolidated operating income increased significantly by $265 million, or 65.1%, to $672 million in fiscal 2000. This increase in consolidated operating income is primarily attributable to an increase in operating income at Sappi Fine Paper Europe and at Sappi Forest Products.

         Operating margin increased significantly to 14.2% in fiscal 2000 from 8.9% in fiscal 1999. This increase is primarily attributable to increases in the average prices realised in local currencies (U.S. dollar, euro and Rand), internal efficiencies and cost containment as well as the depreciation of the Rand and the euro against the U.S. dollar in fiscal 2000.

 SAPPI FINE PAPER. Operating income for Sappi Fine Paper increased by 47.4% to $451 million in fiscal 2000. This is mainly due to the significant increase in operating income at Sappi Fine Paper Europe. Operating margin increased to 11.8% in fiscal 2000 from 8.3% in fiscal 1999.

         Operating income for Sappi Fine Paper Europe more than doubled to $252 million in fiscal 2000. Operating margin increased to 12.6% in fiscal 2000 from 6.9% in fiscal 1999. This increase is primarily attributable to higher selling prices realised in euro terms coupled with improved productivity and cost reductions. The increase in operating margin was achieved despite higher input costs for pulp.

         At Sappi Fine Paper North America, operating income increased by 25.2% to $179 million in fiscal 2000. This increase was achieved despite significant pressure from pulp and energy costs, low-priced imports and excess producer inventories. Price realisation, mix improvement and cost containment were major factors in the improvement. As the growth of the U.S. economy began to slow, production was curtailed late in the last quarter of fiscal 2000 to match output and demand. Operating margin increased to 11.1% in fiscal 2000 from 9.6% in fiscal 1999.

         Operating income for Sappi Fine Paper South Africa decreased by 48.7% to $20 million in fiscal 2000. This decrease is partly attributable to higher input cost of pulp, inflationary increases in the costs of goods, services and wages, as well as the depreciation of the Rand against the U.S. dollar. In nominal Rand terms, operating income decreased by 44.1% in fiscal 2000. As a result, operating margin decreased to 8.8% in fiscal 2000 from 15.6% in fiscal 1999.

 SAPPI FOREST PRODUCTS. Operating income for Sappi Forest Products more than doubled increasing by $137 million to $224 million in fiscal 2000. This increase is primarily attributable to the increase in volumes sold; higher selling prices realised in Rand terms as well as cost containment and internal efficiencies. As a result, operating margin increased significantly to 25.2% in fiscal 2000 from 11.6% in fiscal 1999.

Non-trading Profit (Loss) Non-trading profit (loss) represents all income and expenditure received from activities which do not constitute what is regarded as normal trading and includes profits and losses on the disposal of fixed assets. Also included are mill closure costs when these occur.

         Non-trading loss was $19 million in the six months ended March 2002, $207 million in fiscal 2001, $2 million in fiscal 2000 and $74 million in fiscal 1999.

         o Non-trading loss in the six months ended March 2002 consisted primarily of a non-recurring charge of $10 million relating to the write-off of deferred finance cost relating to the refinancing of the $140 million principal amount of 14% debentures due December 2001 of S.D. Warren Company (the "NORTH AMERICAN 14% DEBENTURES"), a non-recurring charge of $9 million relating to the Transcript mill closure, a non-recurring charge of $4 million relating to the restructuring of the Usutu mill, reduced by a release of $7 million relating to an overprovision in fiscal 2001 for the write-off of the assets and closure costs relating to the Mobile mill closure.

         o Non-trading loss in fiscal 2001 consisted primarily of a $183 million ($110 million after tax) charge for the write-off of the assets and closure costs relating to the Mobile mill closure, and a non-recurring charge of $9 million relating to the write-off of deferred finance costs relating to the refinancing of the $250 million S.D. Warren term loan and revolving credit facility in 2001.

         o Non-trading loss in fiscal 2000 consisted primarily of a $21 million profit on the sale of Sappi Novobord, offset by a charge of $8 million for further asset impairment costs relating to our U.K. operations and a non-recurring charge of $17 million relating to the cost of refinancing the $232 million Sappi Fine Paper North America's 12% debt in fiscal 2000.

         o Non-trading loss in fiscal 1999 consisted primarily of a pre-tax charge of $43 million relating to the closure of the Westbrook mill at our North American operations, a pre-tax charge of $25 million relating to U.K. asset impairment costs, a pre-tax charge of $7 million relating to restructuring costs at our U.K. operations and Sappi Forest Products, a loss of $6 million on the sale of our U.S. timberlands, partly offset by a $7 million profit on sale of fixed assets pursuant to a sale and leaseback transaction. Net Finance Costs Net finance costs consists of interest expense, net of interest received, interest capitalised and foreign exchange gains and losses. Net finance costs decreased to $38 million in the six months ended March 2002 from $40 million in the corresponding period in the preceding year. Net finance costs in the quarter ended March 2002 were $13 million, significantly lower than the $25 million in the quarter ended December 2001. During the quarter ended December 2001, we incurred a net $7 million foreign exchange loss caused by the cost of marking foreign exchange contracts to market and other foreign exchange losses. Net finance costs decreased to $92 million in fiscal 2001 from $97 million in fiscal 2000. The decrease in net finance costs in the six months ended March 2002 and fiscal 2001 resulted primarily from lower levels of borrowings, the refinancing of certain higher cost loans and a decrease in interest rates prevailing in the countries in which we operate. Net finance costs will increase as a result of the approximately $480 million of additional indebtedness incurred to finance the Potlatch Acquisition.

              Net finance costs decreased significantly by 33% to $97 million in fiscal 2000 from $145 million in fiscal 1999. The reduction in finance cost in fiscal 2000 resulted primarily from lower levels of borrowings and the refinancing of certain higher cost loans. Cash interest cover decreased to 6.2 times for fiscal 2001 compared to 7.3 times for fiscal 2000, after having increased from 4.1 times in fiscal 1999.

         Our policy is to capitalise the holding costs of immature forests and the pre-commissioning finance costs on major capital projects. Finance costs capitalised in the six months ended March 2002 were $17 million compared to $18 million in the corresponding period in the preceding year. Finance costs capitalised in fiscal 2001 were $33 million compared to $47 million in fiscal 2000 and $45 million in fiscal 1999. Finance costs capitalised related mainly to the holding cost of forests and to capitalised interest on major projects under construction. The South African Producer Price Index is used as a limit in determining the amount of the interest to be capitalised in respect of the holding cost of forests. The reduction in interest capitalised in fiscal 2001 is also due to lower interest rates and the effect of the appreciation of the U.S. dollar against the Rand. Taxation Total taxation amounted to $32 million in the six months ended March 2002 compared to $64 million in the corresponding period in the preceding year. Total taxation in the six months ended March 2002 decreased by $32 million from the corresponding period in the preceding year mainly due to lower levels of profit. Total taxation amounted to $9 million in fiscal 2001, $197 million in fiscal 2000 and $46 million in fiscal 1999. Total taxation in fiscal 2001 decreased by $188 million from fiscal 2000, mainly due to lower levels of profit and the $73 million tax credit relating to the Mobile closure charge, resulting in a 6% effective rate for the year. The effective rate for ongoing operations excluding Mobile was approximately 25% for fiscal 2001 and was reduced by the geographic split of earnings, in particular the lower proportion of earnings at our North American operations, and a reduction in the German tax rate.

         The effective tax rate was 28.3% and 29.0% for the six months ended March 2002 and March 2001, respectively. The effective tax rate was 34.4% and 26.1% for fiscal 2000 and fiscal 1999, respectively. The increase in the effective tax rate in fiscal 2000 is mainly the result of fiscal 1999 being favourably affected by the impact of the reduction from 35% to 30% of the statutory corporate tax rate in South Africa in 1999 on the opening balance of deferred tax at the beginning of fiscal 1999. Pending negotiations between Belgium and the European Commission regarding the tax status of coordination centres in Belgium, there is a possibility that Belgium will be compelled to remove, or substantially amend, the beneficial tax regime applicable to coordination centres, possibly including the exemption from interest withholding tax for interest paid by a coordination centre, in order to comply with so-called state aid rules of the European Treaty. In such event, interest paid by SISA in its capacity as guarantor and pursuant to a default by SPH, may be subject to Belgian interest withholding tax (domestic rate currently 15 percent, possibly reduced by virtue of bilateral tax treaties). It is generally assumed that any change in the tax status will not occur before the end of calendar 2005.

         Current taxation amounted to $16 million in the six months ended March 2002 compared to $43 million in the corresponding period in the preceding year. Current taxation in the six months ended March 2002 decreased by $27 million from the corresponding period in the preceding year, mainly due to lower levels of profit. Current taxation amounted to $88 million in fiscal 2001, $73 million in fiscal 2000 and $21 million in fiscal 1999. The increase in current taxation in fiscal 2001 was mainly due to profits at our South African operations no longer being shielded by tax losses, as well as a prior year adjustment (at one of our European mills) which was raised in fiscal 2001, offset by an equal and opposite prior year adjustment to deferred tax. The increase in current taxation in fiscal 2000 is mainly due to increased profits and profits no longer being shielded by tax losses.

         Deferred taxation in the income statement was a charge of $16 million in the six months ended March 2002 compared to $21 million in the corresponding period in the preceding year. Deferred taxation in the income statement was a release of $79 million in fiscal 2001, a charge of $124 million in fiscal 2000 and $25 million in fiscal 1999. The release in fiscal 2001 is mainly due to the $73 million tax credit relating to the Mobile closure charge. The increase in deferred taxation in fiscal 2000 is mainly due to temporary differences associated with the increased net income levels in fiscal 2000. The decrease in deferred taxation in fiscal 1999 is mainly due to the reduction of the corporate tax rate in South Africa in 1999 on the opening balance of deferred tax at the beginning of fiscal 1999 (contributing $27 million of the decrease), partly offset by a correction relating to a prior year under provision for deferred taxation by a division of Sappi, as well as temporary differences arising during fiscal 1999.

         Certain of our companies are subject to taxation queries which could give rise to additional taxation costs. While amounts have been provided for such costs in addition to amounts disclosed as contingent liabilities, management currently believes, based on legal counsel opinion, that no further material costs will arise. See note 28 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         The effective tax rate in the six months ended March 2002 is lower than the weighted-average statutory tax rate in the countries in which we operate, mainly due to deductible permanent differences in Belgium, Austria and South Africa. The effective tax rate in fiscal 2001 is lower than the weighted-average statutory tax rate in the countries in which we operate, mainly due to deductible permanent differences in Belgium, Austria and South Africa. The effective tax rate in fiscal 1999 is lower than the weighted-average statutory tax rate in the countries in which we operate, mainly due to the impact of the reduction of the corporate tax rate in South Africa in 1999 on the opening balance of deferred tax at the beginning of fiscal 1999. Excluding this tax rate adjustment, our effective tax rate in fiscal 2000 and 1999 is higher than the weighted-average statutory tax rate in the countries in which we operate, mainly due to valuation allowances raised against deferred tax assets and expenses for which no tax relief is available.

         The South African government enacted or proposed changes in the tax laws that are likely to affect our effective tax rate in the future. The enacted and proposed changes that are more relevant to us are the following:

 RESIDENCE-BASED TAXATION AND THE TAXATION OF FOREIGN DIVIDENDS. The South African tax system was based on the source based principle. However, in terms of legislation promulgated during fiscal 2001 and 2000, residents of South Africa will be taxed on their worldwide income for years of assessment commencing on or after January 1, 2001. This applies to our fiscal 2002 year. A company will be regarded as a South African tax resident if it is incorporated, established, formed or has its place of effective management in South Africa. All income of a controlled foreign entity, i.e., a foreign company more than 50% owned by a South African resident or residents, will also be imputed to the residents in the proportion of their shareholding or interest in the entity. The business profits which are derived from a permanent establishment of either a resident or a controlled foreign entity in certain "designated countries" identified by the Minister of Finance of South Africa will be excluded, if the foreign income has been or will be subject to tax at a statutory (not effective) rate of at least 27%, although assessed tax losses can be taken into account (our non-South African manufacturing activities are located in countries that are included in the list of such "designated countries", which is published by the Ministry of Finance of South Africa). Any foreign taxes paid or payable on the foreign income without any right of recovery by any person will be allowed as a credit against the tax payable in South Africa.

         Foreign dividends received from a foreign entity or a resident, to the extent that such dividends are declared from profits derived by such person prior to such person becoming a resident, are included in the taxable income of South African residents. However, foreign dividends paid out of profits generated in designated countries will not be taxable where the income from which the dividend was distributed is subject to tax at a statutory rate of at least 27%, and the resident receiving the dividend, holds an interest of at least 10% in the company declaring the dividend. A resident will be able to claim foreign tax paid by the resident on such dividend as a credit to the extent that South African tax is payable on the foreign dividend. In addition, South African companies are not able to claim taxable foreign dividends as a credit in the calculation of their liability for secondary tax on companies.

 CAPITAL GAINS TAX. During fiscal 2001 a tax on capital gains was legislated effective October 1, 2001, based on increases in the asset value after that date. Affected capital assets for companies will include virtually all business assets. Companies will be liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains will therefore be 15%. Income Attributable to Minority Interests Income attributable to minority interests was $0.1 million in the six months ended March 2002, $0.3 million in the six months ended March 2001 and $0.5 million in fiscal 2001, compared to $13 million in fiscal 2000 and $16 million in fiscal 1999. This reduction is mainly due to the acquisition of the minority interests in Leykam-Murztaler Papier und Zellstoff Aktiengesellschaft and Usutu Pulp mill during fiscal 2000 and fiscal 1999. See "--LIQUIDITY AND CAPITAL RESOURCES--MILL CLOSURES, ACQUISITION AND DISPOSITIONS--ACQUISITION OF MINORITY INTERESTS IN LEYKAM-MURZTALER PAPIER UND ZELLSTOFF AKTIENGESELLSCHAFT".Net Income As a result of the foregoing, and particularly due to lower sales volumes and selling prices, net income decreased significantly to $81 million in the six months ended March 2002 compared to $157 million in the corresponding period in the preceding year. Net income in the quarter ended March 2002, however, increased significantly to $59 million from $22 million in the quarter ended December 2001. Net income decreased significantly by $225 million, or 62%, to $138 million in fiscal 2001 from $363 million in fiscal 2000, as a result of lower sales volumes and selling prices and the $110 million after tax charge resulting from the closure of the Mobile mill in the third quarter of 2001. Net income was $114 million in fiscal 1999. Liquidity and Capital Resources Operations Net cash retained from operating activities amounted to $313 million in the six months ended March 2002, $433 million in the six months ended March 2001, $543 million in fiscal 2001, $789 million in fiscal 2000 and $608 million in fiscal 1999. The decrease in the six months ended March 2002 as compared to the six months ended March 2001 is primarily attributable to our lower level of operating profit in the six months ended March 2002, combined with higher taxation payments. The decrease in fiscal 2001 as compared to fiscal 2000 is primarily attributable to our lower level of operating profit in fiscal 2001, combined with higher taxation payments, partially offset by a decrease in working capital (decreased receivables and inventories, offset by decreased payables) and lower finance cost payments. The increase in fiscal 2000 as compared to fiscal 1999 is primarily attributable to our higher level of operating profit in fiscal 2000, combined with a reduction in finance costs and partially offset by an increase in working capital (receivables and inventories). The increase in fiscal 1999 as compared to fiscal 1998 is primarily attributable to a reduction in finance costs in fiscal 1999 and a further decrease in working capital (payables) in fiscal 1999, partially offset by a reduction in operating profit and dividends paid. Investing Cash utilised in investing activities was $106 million in the six months ended March 2002, $137 million in the six months ended March 2001, $305 million in fiscal 2001, $68 million in fiscal 2000 and $88 million in fiscal 1999. Cash utilised in investing activities in the six months ended March 2002 related mainly to capital expenditure investment in non-current assets of $109 million. Cash utilised in investing activities in the six months ended March 2001 related mainly to capital expenditure investment in non-current assets of $151 million, reduced by a decrease of $14 million in investments and loans. Cash utilised in investing activities in fiscal 2001 related mainly to capital expenditure investment in non-current assets of $321 million, reduced by a decrease of $12 million in investments and loans. Cash utilised in investing activities in fiscal 2000 related mainly to capital expenditure investment in non-current assets of $253 million, reduced by the proceeds from the sale of Sappi Novobord for $57 million, and a decrease in investments of $91 million, reflecting the realisation of a $104 million collateral deposit which was utilised to repay indebtedness of Heritage Springer. Cash utilised in investing activities in fiscal 1999 related mainly to capital expenditure investment in non-current assets of $257 million, reduced by approximately $180 million proceeds from the sale of the timberlands of our North American operations. Financing Net cash used in financing activities was $205 million in the six months ended March 2002, $148 million in the six months ended March 2001, $88 million in fiscal 2001, $564 million in fiscal 2000 and $868 million in fiscal 1999. The increase in net cash used in the six months ended March 2002 as compared to the corresponding period in the preceding year is primarily attributable to increased short term borrowings to repay long term borrowings, offset by lower levels expended on our share buy back programme. During the six months ended March 2002, we redeemed the $140 million North American 14% Debentures and the Sappi BVI Finance Limited $243 million of 7.5% convertible notes (the "NORTH AMERICAN 7.5% CONVERTIBLE NOTES"). The decrease in net cash used in fiscal 2001 as compared to fiscal 2000 is primarily attributable to an increase in short-term borrowings, reduced by the effect of our share buy back programme. The decrease in net cash used in fiscal 2000 as compared to fiscal 1999 is primarily attributable to a smaller decrease in short-term borrowings in fiscal 2000. Net cash used in fiscal 2000 also reflects the acquisition of minority interests in Leykam-Murztaler Papier und Zellstoff Aktiengesellschaft and Usutu Pulp for $126 million as well as the receipt of $114 million of proceeds from a global offering of our ordinary shares.

         In the third quarter of fiscal 2001, we arranged a E900 million ($770 million) syndicated loan facility, which comprises two tranches, on an unsecured basis at between 55 and 70 basis points above the EURIBOR rate. The "A" tranche of this facility is a E562.5 million five-year revolving credit facility for general corporate purposes. The "B" tranche of E337.5 million was partly utilised in September 2001 when we completed the refinancing of the S.D. Warren term loan and revolving credit facility ($250 million). This resulted in the write-off of $9 million of deferred finance costs and will result in lower ongoing cash finance costs. We refinanced the $140 million North American 14% Debentures with the remainder of the "B" tranche, short-term overdrafts and cash on hand. The expected proceeds from this Notes issue is earmarked to repay the "B" tranche and to repay short-term facilities. We have utilised the "A" tranche of the syndicated loan facility to pay the purchase price for the Potlatch acquisition. While this facility is at our disposal until 2006, we are in the process of arranging long term funding to replace the "A" tranche drawdown. The "A" tranche will thereafter remain at our disposal on a revolving credit basis until expiry in 2006.

         As of March 2002, we had aggregate unused borrowing facilities of $746 million ($121 million in South Africa and $625 million in Europe). At the end of fiscal 2001, we had aggregate unused borrowing facilities of $1,359 million ($188 million in South Africa, $79 million in the United States and $1,092 million in Europe). The decrease in aggregate unused borrowing facilities as of March 2002 as compared to fiscal 2001 is mainly due to the early redemption of the $243 million North American 7.5% Convertible Notes, as well as to the result of the utilisation of the remainder of the "B" tranche of the syndicated loan for redeeming the $140 million North American 14% Debentures. Unused borrowing facilities at the end of fiscal 2000 were $784 million. As of March 2002, the ratio of net debt to gross capitalisation was 37%, up from 30% at the end of fiscal 2001. At the end of fiscal 2000, the ratio of net debt to gross capitalisation was 33%. After giving effect to the recently completed Potlatch Acquisition, the ratio of net debt to gross capitalisation is 45% at the end of March 2002, and unused borrowing facilities have been reduced by approximately $480 million to $266 million.

         We have access to capital from a range of external sources. In accessing external sources of funds, consideration is given to the following factors:

         o        AGE PROFILE OF REPAYMENT OF DEBT;

         o        COST OF FINANCING;

         o        AVAILABILITY OF SOURCES;

         o AVAILABILITY OF NATURAL AND ARTIFICIAL HEDGES AGAINST CURRENCY AND/OR INTEREST RATE FLUCTUATIONS;

         o AVAILABILITY OF TAX EFFICIENT STRUCTURES TO MODERATE FINANCING COSTS; AND

         o A TARGET NET DEBT TO TOTAL CAPITALISATION RANGE OF BETWEEN 25% TO 50%, DEPENDING ON WHERE WE ARE IN THE CYCLE, EXCEPT WHEN WE UNDERTAKE LARGE CAPITAL PROJECTS OR ACQUISITIONS.

         Our borrowings are not seasonal and we mainly borrow in the currencies in which we operate, and accordingly our net debt and cash and cash equivalents are mainly denominated in U.S. dollars, euro and Rand. See note 16 to our audited consolidated financial statements included elsewhere in this Offering Memorandum. For a profile of our debt repayment schedule, see note 16 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         For a description of financial instruments and our treasury/funding policies, see note 32 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         All loans raised in currencies other than the domestic operating currency of the entity to which the funds are applied, are immediately and continuously protected by forward exchange contracts. We also have a policy of maintaining a balance between fixed rate and variable rate loans that enables us to minimise, on a cost effective basis, the impact to reported earnings, while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined separately for our European, North American and southern African businesses to reflect more accurately the different interest rate environments in which these businesses operate. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the interest rate environment. See note 32 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         Our rapid expansion, mainly through acquisitions, had been demanding on our capital resources and on the profile and mix of the funding actually used. At March 31, 2002, our net debt, calculated using components derived under South African GAAP, was $1.2 billion, up by $66 million, or 5.9%, from $1.1 billion at September 30, 2001. At September 27, 2000, our net debt was $1.2 billion. Despite the difficult market conditions in 2001, this reduction was achieved primarily as a result of strong internal cash generation, working capital control and to a lesser extent the effect of the translation of the depreciation of the Rand against the U.S. dollar. Of our net debt of $1.2 billion at March 31, 2002, $475 million is payable within one year. This is a decrease of $84 million as compared to the end of fiscal 2001, mainly as a result of the redemption of the North American 14% Debentures and $243 million North American 7.5% Convertible Notes. Of our net debt of $1.1 billion at the end of fiscal 2001, $559 million was payable within one year. This was an increase of $321 million over fiscal 2000, mainly as a result of $243 million principal amount of North American 7.5% Convertible Notes maturing in August 2002. The Group has, before and after giving effect to the recently completed Potlatch Acquisition, adequate working capital, cash on hand and short and long-term banking facilities to meet these short-term commitments.

         There are at present limitations on our ability to utilise facilities in any one of our divisions to finance activities, or refinance indebtedness, of any other division due to covenant restrictions and South African exchange controls. These limitations have been significantly reduced following the refinancing of our various North American debt instruments. A constraint applicable to South African companies is the application of exchange controls, which inhibit the free flow of funds from South Africa. See " --SOUTH AFRICAN EXCHANGE CONTROLS". This affected the geographic distribution of our debt. As a result, our acquisitions in the United States and Europe were financed initially with indebtedness incurred by companies in these regions. We now have access to and have extensively utilised long-term borrowings of generally unsecured nature (except in the case of asset-linked finance). Interest rates reflect the long-term rates for the currencies being borrowed. Short-term borrowings are generally freely available at commercial rates in all countries in which we operate and are used mainly to finance working capital.

         We have sold approximately $300 million of non-core assets since 1998 and used the proceeds largely to reduce indebtedness.

         While reduction of net debt is a priority, opportunities to grow within our core businesses will continue to be evaluated. The financing of any future acquisition may involve the incurrence of additional indebtedness or the use of proceeds from asset dispositions. Capital Expenditures Capital expenditures in the six months and fiscal years shown were as follows:

                                         SIX MONTHS            YEAR ENDED SEPTEMBER
                                            ENDED              --------------------
                                         MARCH 2002     2001          2000         1999
(U.S.$ IN MILLIONS)                     (UNAUDITED)   (AUDITED)     (AUDITED)    (AUDITED)
SAPPI FINE PAPER
Sappi Fine Paper North America.......         21            99            96          107
Sappi Fine Paper Europe..............         65           116            78           93
Sappi Fine Paper South Africa........          2            35             9            6

Total................................         88           250           183          206
Sappi Forest Products................         11            43            35           26
Corporate............................         --            --             3            2

Consolidated Total...................         99           293           221          234


(1) Excludes investment in timberlands. In the six months ended March 2002, fiscal 2001 and fiscal 2000, investment in timberlands amounted to $10 million, $28 million and $32 million, respectively.

         We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations.

         Capital spending for investment relating to maintaining operations during the six months ended March 2002, fiscal 2001, fiscal 2000 and fiscal 1999 amounted to approximately $44 million, $154 million, $129 million and $122 million, respectively. The capital expenditure programme for the six months and these fiscal years was funded primarily through internally generated funds.

         Our mills, as well as the Cloquet mill we have acquired from Potlatch Corporation, are generally well invested. Sappi Fine Paper North America's prior corporate parent invested approximately $1 billion on capital and investment expenditures from 1988 to 1994. In addition, there were approximately NLG1,383 million of capital expenditures at KNP Leykam in the two years preceding our acquisition of that company, which included the commissioning of PM 11 at Gratkorn. Consequently, during fiscal 1997 to fiscal 2001, capital spending incurred related mainly to maintaining existing operations and selected high-return capacity expansion or quality-enhancing projects. Our capital expenditure to expand our operations in fiscal 2001 was focused on high return projects. At Muskegon in North America, Gratkorn in Europe, and Stanger in South Africa, major projects were completed to upgrade operating equipment. These projects will improve product quality, reduce costs and increase capacity. Potlatch spent approximately $525 million on the Cloquet mill during the period 1993 to 2000, resulting in a substantially new pulp mill. Capital expenditure in calendar 2000 and 2001 was $15.1 million and $6.1 million respectively, mainly on pulp mill optimisation and general mill maintenance. Capital spending for the Sappi Group during fiscal 2002 is expected to total approximately $248 million or approximately 70% of depreciation (after giving effect to the recently completed Potlatch Acquisition) and will consist mainly of normal maintenance expenditure and several rebuild projects. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 27 to our audited consolidated financial statements included elsewhere in this Offering Memorandum. Dividends Sappi Limited declared total cash dividends in respect of the ordinary shares of $0.26 per share in fiscal 2001, $0.25 per share in fiscal 2000, and R1.15 ($0.19) per share in fiscal 1999. Dividends paid in years prior to fiscal 2000 have been paid in South African Rand, and have been converted to U.S. dollars at the rate of exchange at the date of declaration of the dividend. In May 1998, we announced that future dividends would be considered only on an annual basis. The current dividend policy of Sappi Limited is to provide dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments varying in line with changes in the business cycle, but maintaining a long-term average dividend "cover" of three times. Our dividends were covered 2.3, 6.1 and 2.7 times in fiscal 2001, 2000 and 1999, respectively. Mill Closures, Acquisitions and Dispositions

 POTLATCH ACQUISITION. On May 13, 2002, we acquired Potlatch Corporation's coated woodfree paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of both the Cloquet mill and Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of approximately $480 million, subject to post-closing adjustments. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed. The Brainerd mill previously had a production capacity of 140,000 metric tonnes of coated woodfree paper and serviced a customer base that in the future we intend to service from the Cloquet mill and other Sappi mills. Our purchase price for the transaction is significantly less than the book value of the assets acquired and less than Potlatch's investment in the Cloquet pulp mill ($525 million), which was commissioned in 2000. Management expects to achieve important synergies from this acquisition. The coated woodfree paper business of Potlatch sold 330,000 metric tonnes of coated paper in 2001. The Cloquet pulp and paper mill has a capacity of 244,000 metric tonnes of coated paper production capacity and a state-of-the-art pulp mill with a production capacity of 410,000 metric tonnes. We employed approximately 200 fewer people when we acquired the Cloquet mill than were previously employed there. We will reimburse Potlatch for certain costs in respect of severance payments.

         The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. The necessary approval of the Federal Energy Regulatory Commission to the transfer of the license, which was issued on May 16, 2002 and is subject to a review period before becoming final, was not obtained before the Potlatch Acquisition closing date. We have therefore exercised an option to acquire the rest of the acquired assets and delay the acquisition of the hydroelectric facility. The acquisition of the hydroelectric facility will not occur until, and will only occur if, the approval becomes final. Until the approval becomes final (or we terminate our rights and obligation with respect to the hydroelectric facility), we will operate the hydroelectric facility on behalf of Potlatch and pay all related costs in exchange for receiving all electricity production. In addition to generating a portion of its own power, the Cloquet mill has entered into a co-generation agreement with Minnesota power and has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power, which terminates in 2008.

         In connection with the acquisition, we have also agreed to assume Potlatch's obligations under several long-term cross-border leases involving a substantial portion of the Cloquet assets we are acquiring. Under the lease arrangements, Potlatch sold assets to an unrelated third party, leased them back and received an upfront payment. In terms of the agreement, there are no further lease payments foreseen. See "RISK FACTORS--RISKS RELATED TO OUR BUSINESS--THERE ARE RISKS RELATED TO THE RECENTLY COMPLETED POTLATCH ACQUISITION".

 CLOSURE OF TRANSCRIPT MILL. On October 9, 2001, we announced the intention to close the Transcript mill in Scotland, and ceased production in the quarter ended March 2002. In connection with the closure, we provided a $9 million charge for the write-off of the assets and closure costs in the six months ended March 2002. This facility produced carbonless paper products which is non-core and being rapidly replaced by other products or electronic media.

 CLOSURE OF MOBILE MILL. In fiscal 2001, we provided a $110 million after tax charge for the write-off of the assets and closure costs for the Mobile mill in Alabama and ceased production at the mill in December 2001. Of this charge, $4 million after tax was released in the six months ended March 2002. The Mobile mill is located on a multi-user site and was dependant on sharing facilities with other producers to maintain an efficient cost structure. The closure of a nearby pulp mill resulted in dramatically increased energy costs. Because we were unable to invest on the site without a better overall cost structure, we decided to close the mill.

 DISPOSAL OF NOVOBORD AND MINING TIMBER. We sold our South African particle board business, Novobord, for $57 million, effective September 2000. We disposed of our mining timber operations in South Africa effective October 1, 2000.

 ACQUISITION OF KNP LEYKAM. On December 31, 1997, we completed the acquisition of a 91.5% ownership interest in KNP Leykam from KNP BT. The aggregate consideration paid in connection with the KNP Leykam acquisition amounted to approximately NLG1.8 billion. We paid part of the consideration through the issuance of 44,600,423 ordinary shares (which were valued at approximately NLG0.8 billion). This indebtedness matured on December 31, 1999. We financed the settlement of this indebtedness with a syndicated two-year term loan facility of euro 343 million ($346 million) arranged by a group of international banks. This facility was repaid in September 2000. During February 1999, we increased our ownership interest in KNP Leykam to 92.2% and in March 2000, we increased this interest to 100%.

         ACQUISITION OF MINORITY INTERESTS IN LEYKAM-MURZTALER PAPIER UND ZELLSTOFF AKTIENGESELLSCHAFT. During September 1999, we commenced a major reorganisation of our North American and European fine paper businesses. The reorganisation was aimed at amalgamating these businesses under a single holding company, improving access to operating cash flows, centralising borrowings and improving tax and operating efficiency. The reorganisation resulted in the delisting of Leykam-Murztaler from the Vienna and Frankfurt Stock Exchanges and the acquisition of the minority interests in that company for approximately $98 million. This was funded from a portion of the proceeds to us from our global equity offering in November 1999. The acquisition of these minority interests increased our ownership interest in KNP Leykam to

100%. The first part of this process was successfully completed in January 2000 when the minority interests in Leykam-Murztaler had been reduced to 8.2%. On March 9, 2000, the shareholders of Leykam-Murztaler approved the merger of that company with a wholly-owned subsidiary of Sappi and we subsequently paid 35 euro per share to the minority shareholders. Profits (attributable to the minority interest acquired) were recognised and consolidated from April 1, 2000.

 ACQUISITION OF S.D. WARREN MINORITY INTERESTS. During fiscal 1997, we undertook a series of transactions for the purpose of acquiring ownership or the right to acquire 100% of SDW Holdings' common equity for an aggregate purchase price of $155 million. As a result of these transactions and related transactions during fiscal 2000, we acquired all of the minority common equity interests (including both common stock and warrants) in SDW Holdings held by certain investors and repaid related financings. The acquisition of the minority common equity interests of SDW Holdings was accounted for as a purchase transaction. Off-Balance Sheet Arrangements We have entered into the following finance arrangements, in respect of which the obligations and any related assets are not included in our financial statements under generally accepted accounting principles.

 TRADE RECEIVABLES SECURITISATION. To improve our cash flows in a cost-effective manner, we sell between 86% and 90% of our eligible trade receivables on a non-recourse basis to special purpose entities that are owned and controlled by third party financial institutions. These special purpose entities are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

         We retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of March 2002 amounted to $381 million. Details of these securitisation programmes at the end of fiscal 2001 are disclosed in note 32 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         If these securitisation facilities were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. An allowance for doubtful debts has been recorded for any trade receivables on our balance sheet which may be uncollectable.

 SALE AND LEASE BACK OF THE SOMERSET PAPER MACHINE. In 1997 we sold one of our paper machines at our Somerset mill for $150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. The leaseback is an operating lease under the applicable accounting principles. The lease expires after 15 years and we have an option to repurchase the paper machine at its fair market value at the end of the lease term. The future minimum obligations under this lease are included in the amounts presented in note 27 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

 WESTBROOK COGENERATION AGREEMENT. In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of $86 million, to supply steam and electricity to the mill on a take-or-pay basis. Under the applicable accounting principles this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented in note 27 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

 SALE OF TIMBERLANDS. In 1998, our timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of $3 million and three promissory notes receivable in the aggregate amount of $171 million. A special purpose entity, in which we indirectly hold 90% of the equity, acquired the notes receivable and paid us the consideration of $156 million in cash which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum Creek notes as collateral. The special purpose entity serves to protect the investors in the notes from any credit risk relating to Sappi by isolating cash flows from the Plum Creek notes receivable.

         Interest is collected quarterly on the Plum Creek Notes and paid semi-annually to the entity's noteholders. The entity earns annual profits on the interest spread between the notes receivable and notes payable. There are three tranches of notes receivable and notes payable with term dates of February 2007, 2009 and 2011. We have not guaranteed the obligations of the entity and the holders of the notes payable issued by the entity have no recourse to us.

         The entity is controlled by an unrelated investor which has significant capital at risk and is therefore not consolidated in our financial statements. Our investment of $23.6 million in the entity is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the entity. South African Exchange Controls South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between South African residents (including corporations) and between residents and non-residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland) are subject to these exchange control regulations which are enforced by the South African Reserve Bank.

         The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. In addition, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilise profits of one foreign business to finance operations of a different foreign business. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated.

         The South African authorities have expressed a commitment to a phased liberalisation of exchange controls and have relaxed certain exchange controls over recent years.

         Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

         o South African corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R750 million to finance approved new investments in member countries of the South African Development Community and in other African countries. However, the approval of the Exchange Control Department of the Reserve Bank is required in advance. In addition, South African corporations may use part of their cash holdings in South Africa to finance up to 10% of the excess cost of approved new investments where the cost of these investments exceeds the aforementioned limits. In order to take advantage of this provision, corporations need the approval of the South African Reserve Bank. Any additional funds required are to be financed abroad by means of foreign borrowings; provided that South African corporations are allowed, subject to the approval of the Exchange Control Department of the Reserve Bank, to raise foreign funding on the strength of their South African balance sheets. This implies that such foreign entity will have recourse in South Africa, to the extent that exchange control approval has been received, in the event of default.

         o South African corporations wishing to invest abroad may now apply for permission to use corporate assets or share swaps to finance approved foreign investments.

         o With South African Reserve Bank approval, South African corporations are permitted to utilise part of their cash holdings in South Africa to repay up to 10% of their outstanding foreign debt raised to finance foreign investment, provided that foreign debt has been outstanding for a minimum period of two years.

         Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished.

         Authorised dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

         It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future. Critical Accounting Policies The accompanying consolidated financial statements have been prepared in accordance with South African GAAP. The accounting policies discussed below are considered by management to be critical to an understanding of our consolidated financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. Actual results may differ from these estimates under different assumptions or conditions.

 POST-EMPLOYMENT BENEFITS. Numerous estimates and assumptions are required to determine the proper amount of pension and post retirement liabilities to record in the Group's consolidated financial statements. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognized in the financial statements.

 ASSET IMPAIRMENTS. We review our long lived assets for impairment, including identifiable intangibles and goodwill, whenever events or changes in circumstance indicate that the carrying amount of the asset may not be recoverable. In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) exceeds the carrying amount of the asset, we will recognise an impairment loss for the difference. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or closing of facilities or lower than anticipated sales for products could result in shortened useful lives or impairment.

 PLANTATIONS. We state our plantations at the lower of cost less depletions and realisable value. Cost includes all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. Depletions include the cost of timber felled, including finance charges, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused, for example, by fire, disease and stunted growth. Significant assumptions and estimates are used in the recording of plantation cost and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group's results, in particular, plantation and depletion costs. The South African Accounting Practices Board issued a new statement AC 137 Agriculture in November 2001. This statement becomes operative for annual financial statements covering periods beginning on or after 1 January 2003. The objective of this statement is to prescribe the accounting treatment, financial statement presentation and disclosures related to agricultural activity. The company will adopt AC 137 when it becomes effective and is currently evaluating the effects of the statement, which could have a significant impact on our financial position, operating results, and cash flows.

 DEFERRED TAXATION. The group has significant taxable losses in some of its subsidiaries. Judgment is necessary in determining the timing and extent of recognition of assets and valuation allowances in respect of these tax losses. This can materially affect our reported net income and financial position.

         For a more complete list of the Sappi Group's significant accounting policies, see note 2 to our audited consolidated financial statements included elsewhere in this Offering Memorandum. Changes in Accounting Policies There were a number of accounting policy changes in fiscal 2001. This was mainly due to the numerous changes to the South African accounting standards to harmonise with IAS. We changed our accounting policy with respect to leases, events after the balance sheet date (dividends), employee benefits, discontinuing operation, impairment of assets, intangible assets, provisions, contingent liabilities and contingent assets, business combinations, consolidated financial statements and accounting for investments in subsidiaries, financial instruments: recognition and measurement, government grants, consolidation: special purpose entities, and Share capital--reacquired own equity instruments (treasury shares). These changes had no material effect on current year and comparable period earnings, but had the effect of decreasing equity by $3 million at the beginning of the year.

         In fiscal 2000, we changed our accounting policy with respect to the revaluation of property, plant and equipment. All these assets are now stated at cost. This change had no effect on net income but had the effect of reducing equity by $58 million for both fiscal 2000 and fiscal 1999.

         In fiscal 1999, we changed our accounting policies with respect to deferred taxation, the classification of liabilities from equity and minority interests and offsetting of financial assets and liabilities.

         Data for prior fiscal years has been restated to reflect these changes in accounting policy. New Accounting Standards For a discussion of new South African and U.S. accounting standards, see note 37 of our audited consolidated financial statements included elsewhere in this Offering Memorandum. United States GAAP Reconciliation Our audited consolidated financial statements are prepared in accordance with South African GAAP, which differ from United States GAAP in certain significant respects. A comparison of our results for the six months and fiscal years shown under South African GAAP and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of South African GAAP, is as follows:





                              SIX MONTHS             YEAR ENDED SEPTEMBER
                                 ENDED               --------------------
                              MARCH 2002       2001          2000         1999
(U.S.$ IN MILLIONS)           (UNAUDITED)    (AUDITED)     (AUDITED)    (AUDITED)
NET INCOME:
South African GAAP.........          81           138           363          114
United States GAAP.........          86           153           374          143
SHAREHOLDERS' EQUITY:
South African GAAP.........       1,364         1,503         1,618        1,436
United States GAAP(1)......       1,454         1,591         1,693        1,517


(1)      These amounts differ from amounts previously reported, as explained in note 37 to our audited consolidated financial statements included elsewhere in this Offering Memorandum.

         As more fully described and quantified in note 37 to our audited consolidated financial statements included elsewhere in this Offering Memorandum, the major differences between South African GAAP and United States GAAP relate to accounting for business combinations, pre-commissioning expenses, pension programmes and post-retirement medical benefits, asset impairment and sale and leaseback transactions. Environmental Matters We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 36 to our audited consolidated financial statements included elsewhere in this Offering Memorandum for a discussion of these matters. Research and Development, Patents and Licenses, etc. Our research and development efforts have principally focused on the improvement of product quality and production processes, in accordance with our research and development policies. We manage technology and research and development on a "centre of excellence" basis to take advantage of particular skills and to provide focus. We spent approximately $6 million, $13 million, $15 million and $16 million on research and development activities during the six months ended March 2002, fiscal 2001, fiscal 2000 and fiscal 1999, respectively. North America Sappi Fine Paper North America has a long history of product innovation; for example, it developed both one- and two-sided coated paper.

         In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast (R) electron-beam technology. Sappi Fine Paper North America on-line finishing technology is used in its production of coated paper at Somerset and Muskegon. Sappi Fine Paper North America's Ultracast (R) technology is utilised in specialty papers such as release papers. Sappi Fine Paper North America plans to use this technology to develop a unique line of products to complement the current release products. Europe Sappi Fine Paper Europe maintains research and development centres at its Maastricht and Gratkorn sites. These facilities work closely with the research facility at Sappi Fine Paper North America in order to achieve efficiencies and ensure rapid implementation of improvements.

         Sappi Fine Paper Europe's research and development centres have concentrated on developing new paper qualities for the expansion and conversion projects at the Gratkorn and Maastricht mills. The research and development effort has developed coated woodfree paper of outstanding quality. The paper developed satisfies the demands of modern high performance printing machines, while maintaining a consistent quality and shading between the paper produced at the Gratkorn and Maastricht mills. The Maastricht research and development centre also has overseen the introduction of triple coating through the use of its triple blade coating concept. More recently, the research and development centres have concentrated on optimising product characteristics in relation to various types of paper machines at each mill, in order to improve efficiencies and quality of production. In 1990, the Alfeld mill became the first mill to produce coated woodfree paper using 100% totally chlorine-free (TCF) pulp. Southern Africa Sappi Forest Products is our centre for developing technology related to plantation forestry, pulping, bleaching and related environmental technology and dissolving pulp technology. In the 1970s, we patented the Sapoxal oxygen bleaching process and licensed the technology in major pulp and paper manufacturing countries. This process facilitates the reduction or elimination of elemental chlorine in pulp bleaching. Oxygen bleaching has subsequently become an industry standard. We continue our research and development related to bleaching, and are currently involved in biotechnology research, which is being conducted in order to develop a more environmentally friendly pulping and bleaching process. One of the world's first ozone bleaching processes which eliminates elemental chlorine and sharply reduces other chlorine compounds was implemented at the Ngodwana mill. We are also a leader in technology aimed at reducing water consumption in pulp and paper mills. We are active in forestry research, particularly research related to the genetic improvement of plantation forests to maximise the yield of high quality pulp per hectare. Research on the modification of fibres to enhance characteristics for end products is also currently being conducted.